                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                             (AMENDMENT NO. _____)*

                          CADENCE RESOURCES CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    78069310
                        --------------------------------
                                 (CUSIP Number)


                             Nathan A. Low Roth IRA
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 April 10, 2002
           -----------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.[ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 2 of 11 pages

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                                  SCHEDULE 13D
======================                13D
CUSIP NO.  78069310
======================

================================================================================
  1   NAMES OF REPORTING PERSONS

      Nathan A. Low Roth IRA

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      N/A
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS

      PF
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

      ITEMS 2(d) or 2(e)                                                    [ ]
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
================================================================================

                   7    SOLE VOTING POWER

   NUMBER OF            2,166,668 shares of Common Stock, including 1,083,334
                        shares underlying warrants
    SHARES      ----------------------------------------------------------------

  BENEFICIALLY     8    SHARED VOTING POWER

   OWNED BY             None
                ----------------------------------------------------------------
     EACH
                   9    SOLE DISPOSITIVE POWER
   REPORTING
                        2,166,668 shares of Common Stock, including 1,083,334
    PERSON              shares underlying warrants
                ----------------------------------------------------------------
     WITH
                  10    SHARED DISPOSITIVE POWER

                        None
================================================================================
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,166,668 shares of Common Stock, including 1,083,334 shares underlying warrants

--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

--------------------------------------------------------------------------------



                               Page 2 of 11 pages

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--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      As of the date of the filing of this report, the 2,166,668 shares of Common Stock constituted 27.5% of the Common Stock of the Issuer (based upon the number of outstanding shares set forth in the Issuer's Quarterly Report on Form 10-Q filed on February 14, 2002, and a private placement of 2,166,668 units by the Issuer on April 10, 2002. Each unit consisted of one share of Common Stock and a warrant, expiring in April 2007, to purchase one share of Common Stock at $0.30 per share. ).
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON

      OO

================================================================================

Item 1.  Security and Issuer

         This statement on Schedule 13D relates to the common stock, $.01 par value per share (the "Common Stock"), of Cadence Resources Corporation, a Utah corporation, the principal executive offices of which are located at 6 East Rose Street, Walla Walla, Washington 99362.

Item 2.  Identity and Background

         This statement is being filed on behalf of the Nathan A. Low Roth IRA. The Nathan A. Low Roth IRA is an individual retirement account. Nathan A. Low, for his own benefit, makes all of the investment and voting decisions for the Nathan A. Low Roth IRA. The business address of the Nathan A. Low Roth IRA is c/o Sunrise Securities Corp., 135 East 57th Street 11th Floor, New York, NY 10022.

         Nathan Low is an individual, a citizen of the United States and makes all of the investment and voting decisions for the Nathan A. Low Roth IRA. He is President of Sunrise Securities Corp., a registered broker-dealer specializing in technology and undervalued hard asset companies. His business address is Sunrise Securities Corp., 135 East 57th Street 11th Floor, New York, NY 10022.

         During the last five years, Nathan Low, has not (i) been convicted in any criminal proceeding or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         On April 10, 2002, as part of a private placement offered by the Issuer, the Nathan A. Low Roth IRA entered into a subscription agreement to purchase, for $325,000, 1,083,334 units from the Issuer. Each unit consisted of one share of Common Stock and a warrant, expiring in April 2007, to purchase one share of Common Stock at $0.30 per share. The sale of the units will be conducted in two tranches, with 582,834 units purchased on April 10, 2001, and the remaining 500,500 units to be purchased on or about June 15, 2002.

Item 4.  Purpose of Transaction

         The Nathan A. Low Roth IRA acquired the units for investment purposes only.



                               Page 3 of 11 pages

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         The Nathan A. Low Roth IRA does not have any plan or proposal which relates to, or would result in:

(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by
         Section 13 of the Investment Company Act of 1940;

(g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933; or

(j)      any action similar to any of those enumerated above.



Item 5.  Interest in Securities of the Issuer

(a) Based upon the number of outstanding shares of Common Stock set forth in the Issuer's Quarterly Report on Form 10-Q filed on February 14, 2002, The Nathan A. Low Roth IRA's beneficial ownership of 2,166,668 shares of Common Stock constitutes beneficial ownership of 27.5% of the total number of shares of outstanding Common Stock of the Issuer (based upon the number of outstanding shares set forth in the Issuer's Quarterly Report on Form 10-Q filed on February 14, 2002, and a private placement of 2,166,668 units by the Issuer on April 10, 2002. Each unit consisted of one share of Common Stock and a warrant, expiring in April 2007, to purchase one share of Common Stock at $0.30 per share).

(b) The Nathan A. Low Roth IRA has the sole power to vote or to direct the vote of, and sole power to dispose or direct the disposition of, the 2,166,668 shares of Common Stock.



                               Page 4 of 11 pages
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(c)      Except as reported in Item 3, during the past sixty days, the Nathan A.
         Low Roth IRA has not effected any transactions in shares of Common
         Stock.

(d)      Not applicable.

(e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         On April 10, 2002, as part of a private placement offered by the Issuer, the Nathan A. Low Roth IRA entered into a subscription agreement to purchase, for $325,000, 1,083,334 units from the Issuer. Each unit consisted of one share of Common Stock and a warrant, expiring in April 2007, to purchase one share of Common Stock at $0.30 per share. The sale of the units will be conducted in two tranches, with 582,834 units purchased on April 10, 2001, and the remaining 500,500 units to be purchased on or about June 15, 2002.

         The Issuer is obligated to undertake one registration of the purchased Common Stock (including the Common Stock underlying the warrants) at the demand of the Nathan A. Low Roth IRA. The Issuer shall undertake such registration within 30 days of such demand, or immediately following the end of the next reporting period of the Issuer, whichever is longer. The Nathan A. Low Roth IRA shall also be entitled at all times to registration of the purchased Common Stock (including the Common Stock underlying the warrants) upon the registration by the Issuer of any similar securities on behalf of other holders.

Item 7.  Material to be Filed as Exhibits

         (1) Form of subscription agreement, dated April 10, 2002, between the Nathan A. Low Roth IRA and Cadence Resources Corporation.




                               Page 5 of 11 pages
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        Date:    April 16, 2002


                                        /s/ Nathan A. Low
                                        ---------------------------------------
                                        Name: Nathan A. Low, on behalf of the
                                              Nathan A. Low Roth IRA






                               Page 6 of 11 pages
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Exhibit 1

                             SUBSCRIPTION AGREEMENT
                                    REGARDING
                          CADENCE RESOURCES CORPORATION
                               A UTAH CORPORATION

       1. SUBSCRIPTION: The undersigned, Nathan Low (the "Subscriber") hereby subscribes for the purchase of 1,083,334 units of the $0.01 par value common stock of Cadence Resources Corporation (the "Company" or "Issuer"), in consideration of the sum of $325,000 and submits the total subscription price with this subscription agreement. Each unit consists of one share of $0.01 par value common stock and one warrant exercisable at $0.30 for a period of five years from the date of this subscription agreement. Such subscription is subject to the following terms and conditions:

       2. REPRESENTATIONS AND WARRANTIES: The undersigned Subscriber hereby represents and warrants to the Company:

                     a. The undersigned Subscriber understands that such units are classified as a security and that such security HAS NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION; ANY STATE SECURITIES AGENCY; OR ANY FOREIGN SECURITIES AGENCY.

                     b. The undersigned Subscriber is not acting as an underwriter in this placement and would be acquiring the units solely for investment for his or her own account and not with a view to, or for, resale in connection with any distribution within the meaning of any federal securities act, state securities act or any other applicable federal or state laws.

                     c. The undersigned Subscriber understands the speculative nature and risks of investments associated with the Company, and particularly those associated with the exploration of oil and gas wells, and confirms that the investment would be suitable and consistent with his or her investment program; that his or her financial position enable him or her to bear the risks of this investment; and, that there is a limited public market for the units subscribed for herein.

                     d. The units subscribed for herein may not be transferred, encumbered, sold, hypothecated, or otherwise disposed of, if such disposition will violate any federal and/or state securities acts. Disposition shall include, but is not limited to acts of selling, assigning, transferring, pledging, encumbering, hypothecating, giving, and any form of conveying, whether voluntary or not.

                     e. To the extent that any federal, and/or state securities laws shall require, the Subscriber hereby agrees that any units acquired pursuant to this Agreement shall



                               Page 7 of 11 pages
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                     be without preference as to assets.

                     f. The Company shall be obligated to undertake one registration of the securities purchased herein at the demand of the Subscriber. The Issuer shall undertake such registration within thirty days of such demand, or immediately following the end of the next reporting period of the Company, whichever is longer. The Subscriber shall also be entitled at all times to registration of the purchased securities upon the registration by the Company of any similar securities on behalf of other holders. Any registration statement filed will cover all stock and stock underlying the subject warrants that are then owned by the Subscriber. Once effective, the Company shall maintain the effectiveness of said registration statement for a minimum three-year period. At the option of the Subscriber, such registration rights would also be extended by the Company to any future transferees who acquire the subject shares or warrants from the Subscriber. Other than these exceptions, the Company is under no other obligations to register or seek an exemption under any federal securities act, state securities act, or any foreign securities act for any of the securities subscribed for herein of the Company or to cause or permit such to be transferred in the absence of an exemption.

                     g. The Subscriber has had the opportunity to ask questions of the Company and has received additional information from the Company to the extent that the Company possessed such information, necessary to evaluate the merits and risks of any investment in the units. Further, the Subscriber has been given: (1) All material books, records, and financial statements of the Company; (2) all material contracts and documents relating to the proposed transaction; and, (3) an opportunity to question the appropriate executive officers of the Company.

                     h. The Subscriber has satisfied the suitability standards imposed by his or her applicable state laws and has a preexisting personal and business relationship with the Company.

                     i. The Subscriber has adequate means of providing for his current needs and personal contingencies and has no need to sell the securities in the foreseeable future (that is at the time of the investment, Subscriber can afford to hold the investment for an indefinite period of time).

                     j. The Subscriber has sufficient knowledge and experience in financial matters to evaluate the merits and risks of this investment and further, the Subscriber is capable of reading and interpreting general business plans.

       3. LIMITED POWER OF ATTORNEY: The undersigned Subscriber hereby constitutes and appoints and grants to John Ryan, his limited attorney-in-fact and agent to sign for him and act in his name, place and stead, in any and all capacities to execute any or all documents to be filed with the United States Securities and Exchange Commission and any governmental



                               Page 8 of 11 pages
              agency, federal, state or otherwise in connection with any securities filings, including, but not limited to: amendments, exhibits, agreements concerning shareholders, and granting said limited attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully and to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each said limited attorney-in-fact and agent or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.


       4.     STATUS OF PURCHASER:

              A.     Member of a Security Dealer Organization

              [ ] I am not a member of, or an associate or affiliate of a member of the National Association of Securities Dealers.

              [ ] I am a member of, or an associate or affiliate of a member of the National Association of Securities Dealers. I hereby represent that my firm has agreed to my participation in this investment.

              B.     Accredited Investor Status

              I am an Accredited Investor because (please check all the appropriate box or boxes):

              [ ] I have a net worth in excess of $1 million exclusive of my personal residence and furnishings;

              [ ] My personal income in each of the last two years exceeded $200,000;

              [ ] My combined income with my spouse in each of the last two years exceeded $300,000.

       5. MISCELLANEOUS: This Subscription Agreement shall be binding upon the parties hereto, their heirs, executors, successors, and legal representatives. The law of the State of New York shall govern the rights of the parties to this Agreement. This Agreement is not assignable without the prior written consent of the Company, and any attempt to assign any rights, duties or obligations which arise under this Agreement without the Company's prior express written consent shall be void.

              The undersigned Subscriber hereby declares and affirms that he or she has read the within and foregoing Subscription Agreement, is familiar with the contents thereof and agrees to abide by there terms and conditions therein set forth, and knows the statements therein to be true and correct.

              I hereby consent to the use of my name in any prospectus or registration statement which may be filed in connection with any public offering of the Company's securities.

              IN WITNESS WHEREOF, the parties have executed this Subscription Agreement this



                               Page 9 of 11 pages
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       ______day of March, 2002, at New York, New York.

                                      SUBSCRIBER

                                      --------------------------------
                                      Signature

                                      --------------------------------
                                      Address

                                      --------------------------------
                                      City, State, and Zip Code




       ACCEPTED BY CADENCE RESOURCES CORPORATION

       BY:
          ----------------------------------------
          John P. Ryan, Secretary & Vice-President



                              Page 10 of 11 pages